                                                                    Exhibit 99.1

                        BE SEMICONDUCTOR INDUSTRIES N.V.
                     QUARTERLY REPORT FOR THE QUARTER ENDED
                                 MARCH 31, 2005

                                      INDEX

Part I.  Financial Information........................................................................   1

   Item 1 - Unaudited  Condensed Consolidated Financial Statements....................................   1

   Item 2 - Management's Discussion and Analysis of Financial Condition and Results of Operations.....  11

Part II.  Other Information...........................................................................  29

   Item 1 - Legal Proceedings.........................................................................  29

   Item 2 - Sales of Unregistered Securities and Use of Proceeds......................................  29

   Item 3 - Defaults Upon Senior Securities...........................................................  29

   Item 4 - Submission of Matters to a Vote of Security Holders.......................................  29

   Item 5 - Other Information.........................................................................  31

PART I. FINANCIAL INFORMATION

ITEM 1 - UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

                        BE SEMICONDUCTOR INDUSTRIES N.V.

                      CONSOLIDATED STATEMENTS OF OPERATIONS
             (Amounts in thousands, except share and per share data)

                                                                   Three Months Ended March 31,
                                                            ---------------------------------------
                                                               2004           2005         2005
                                                               EURO           EURO        USD (1)
                                                            (unaudited)   (unaudited)   (unaudited)
                                                            -----------   -----------   -----------
Net sales.................................................       22,142        36,637        47,515
Cost of sales.............................................       15,017        26,371        34,201
                                                             ----------    ----------    ----------
Gross profit..............................................        7,125        10,266        13,314

Selling, general and administrative expenses..............        6,240         9,223        11,962
Research and development expenses.........................        2,911         5,299         6,872
Amortization of intangible assets.........................          616         1,223         1,586

                                                             ----------    ----------    ----------
Total operating expenses..................................        9,767        15,745        20,420

Operating loss............................................       (2,642)       (5,479)       (7,106)

Interest income (expense), net............................          781          (572)         (742)

                                                             ----------    ----------    ----------
Loss before taxes and minority interest...................       (1,861)       (6,051)       (7,848)
Income tax benefit........................................         (467)       (1,513)       (1,962)
                                                             ----------    ----------    ----------
Loss before minority interest.............................       (1,394)       (4,538)       (5,886)

Minority interest.........................................           16             6             8

                                                             ----------    ----------    ----------
Net loss..................................................       (1,378)       (4,532)       (5,878)
                                                             ==========    ==========    ==========

Loss per share - basic and diluted........................        (0.04)        (0.14)        (0.18)

Weighted average number of shares used to compute loss
per share - basic and diluted.............................   30,794,660    32,642,553    32,642,553

1) See Note 1 of "Notes to Consolidated Financial Statements".

  See accompanying notes to these condensed consolidated financial statements.

                        BE SEMICONDUCTOR INDUSTRIES N.V.
                           CONSOLIDATED BALANCE SHEETS
                             (Amounts in thousands)

                                                                 December 31,          March 31,
                                                                    2004                 2005
                                                                -------------  --------------------------
                                                                                    EURO         USD(1)
                                                                     EURO       (unaudited)   (unaudited)
                                                                -------------  ------------  ------------
ASSETS
Cash and cash equivalents.....................................        106,573        72,990        94,661
Accounts receivable...........................................         20,172        28,199        36,571
Inventories...................................................         34,118        57,888        75,075
Other current assets..........................................         14,773        17,782        23,061

                                                                      -------       -------       -------
TOTAL CURRENT ASSETS..........................................        175,636       176,859       229,368

Property, plant and equipment.................................         28,543        42,040        54,522
Goodwill......................................................         12,070        69,615        90,284
Other intangible assets.......................................         10,895        17,084        22,156
Debt issuance costs...........................................              -         2,229         2,891
Other non-current assets......................................            198         5,395         6,997

                                                                      -------       -------       -------
TOTAL ASSETS..................................................        227,342       313,222       406,218
                                                                      =======       =======       =======

LIABILITIES AND SHAREHOLDERS' EQUITY
Notes payable to banks........................................              -        15,529        20,140
Current portion of long-term debt and capital leases..........            753         2,431         3,153
Accounts payable..............................................         14,331        12,517        16,233
Accrued liabilities...........................................         18,791        24,390        31,631

                                                                      -------       -------       -------
TOTAL CURRENT LIABILITIES.....................................         33,875        54,867        71,157

Long-term debt and capital leases.............................         13,361        24,090        31,242
Convertible Notes.............................................              -        46,000        59,658
Deferred tax liabilities......................................          2,156         3,460         4,487
Other non-current liabilities.................................            842         4,005         5,194

                                                                      -------       -------       -------
TOTAL NON-CURRENT LIABILITIES.................................         16,359        77,555       100,581

MINORITY INTEREST.............................................            115           116           151

TOTAL SHAREHOLDERS' EQUITY....................................        176,993       180,684       234,329

                                                                      -------       -------       -------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY....................        227,342       313,222       406,218
                                                                      =======       =======       =======

1) See Note 1 of "Notes to Consolidated Financial Statements".

  See accompanying notes to these condensed consolidated financial statements.

                        BE SEMICONDUCTOR INDUSTRIES N.V.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (Amounts in thousands)

                                                                        Three Months Ended March 31,
                                                                     2004          2005          2005
                                                                     EURO          EURO          USD(1)
                                                                  (unaudited)   (unaudited)   (unaudited)
                                                                  -----------   -----------   -----------
CASH FLOW FROM OPERATING ACTIVITIES:
Net loss........................................................       (1,378)       (4,532)       (5,878)
Adjustments to reconcile net loss to net cash provided by
(used in) operating activities:
Depreciation of property, plant and equipment...................        1,042         1,430         1,855
Amortization of intangible assets...............................          616         1,223         1,586
Deferred income tax benefits....................................         (147)          (51)          (66)
Loss (gain) on disposal of equipment............................          (31)           95           123
Translation of debt in foreign currency.........................         (322)         (544)         (705)
Minority interest...............................................          (16)           (6)           (8)

Effects of changes in assets and liabilities:
Decrease (increase) in accounts receivable......................       (4,250)        1,020         1,323
Decrease (increase) in inventories..............................       (7,497)        2,669         3,461
Decrease (increase) in other current assets.....................          177          (411)         (533)
Decrease in accrued liabilities.................................         (225)       (2,648)       (3,434)
Increase (decrease) in accounts payable.........................        4,472        (5,172)       (6,708)

                                                                      -------       -------       -------
Net cash used in operating activities...........................       (7,559)       (6,927)       (8,984)

CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures............................................         (784)       (3,631)       (4,709)
Proceeds from sale of property and equipment....................           13           137           177
Acquisition of subsidiaries, net of cash acquired...............            -       (61,800)      (80,148)

                                                                      -------       -------       -------
Net cash used in investing activities...........................         (771)      (65,294)      (84,680)

CASH FLOW FROM FINANCING ACTIVITIES:
Payments of bank lines of credit................................            -        (3,910)       (5,071)
Payments on long-term debt and capital leases...................       (7,399)       (4,797)       (6,221)
Proceeds from long-term debt and capital leases.................       13,058         4,338         5,626
Proceeds from issuance of convertible notes, net of expenses....            -        43,717        56,697
Net proceeds from (payments of) advances from customers.........        1,095        (1,026)       (1,331)

                                                                      -------       -------       -------
Net cash provided by financing activities.......................        6,754        38,322        49,700

Net decrease in cash and cash equivalents.......................       (1,576)      (33,899)      (43,964)
Effect of changes in exchange rates on cash and cash
 equivalents....................................................           96           316           410
Cash and cash equivalents at beginning of the period............      108,897       106,573       138,215
                                                                      -------       -------       -------
CASH AND CASH EQUIVALENTS AT END OF THE PERIOD..................      107,417        72,990        94,661
                                                                      =======       =======       =======

1) See Note 1 of "Notes to Consolidated Financial Statements".

  See accompanying notes to these condensed consolidated financial statements.

                        BE SEMICONDUCTOR INDUSTRIES N.V.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.    UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

      The accompanying unaudited condensed consolidated financial statements have been prepared by the Company without audit and reflect all adjustments which are, in the opinion of management, necessary to present fairly the financial position and the results of operations for the interim periods presented. The statements have been prepared in accordance with the regulations of the United States Securities and Exchange Commission, but omit certain information and footnote disclosures necessary to present the statements in accordance with generally accepted accounting principles in the United States ("US GAAP"). For further information, these condensed consolidated financial statements should be read in conjunction with the Consolidated Financial Statements and Notes thereto included in the Company's Annual Report on Form 20-F for the year ended December 31, 2004. The results of operations for the three month period ended March 31, 2005 are not necessarily indicative of the results to be expected for the year ended December 31, 2005.

      The accompanying unaudited condensed consolidated financial statements are solely for the convenience of the reader also translated into US dollars ("USD" or "US$") using the noon buying rate (rounded) in New York City for cable transactions in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York in effect on March 31, 2005 ((euro) 1.00 = US$ 1.2969). Such translations should not be construed as representations that the Euro amounts could be converted into US dollars at the rate indicated or at any other rate.

      In the first quarter of 2004, the Company's Board of Management, in consultation with the Company's Supervisory Board, evaluated its functional and operational organization and determined that the Company was engaged in one line of business, the design, manufacture, marketing and servicing of assembly equipment for the semiconductor industry. Therefore, the Company reports its financial results for only one segment, in accordance with US GAAP.

2.    ACQUISITION OF DATACON

      On January 4, 2005, the Company completed the acquisition of all of the outstanding ordinary shares of Datacon Technology AG ("Datacon") for total consideration of (euro) 72.6 million, of which (euro) 65 million was paid in cash and the remainder through the Company's issuance of 1,933,842 ordinary shares, valued at (euro)7.6 million on the date of the acquisition. Acquisition costs amounted to (euro) 3.2 million.

      The results of Datacon are included in the Company's unaudited condensed consolidated financial statements included herein from the date of acquisition. The acquisition was accounted for using the purchase method of accounting . In connection with the transaction, the Company made a preliminary allocation of the purchase price which resulted in certain preliminary purchase accounting adjustments.

      The purchase price, including acquisition costs, was allocated as follows (preliminary):

(Euro in thousands)
----------------------------------------------------------
Net tangible assets.......................................  11,444
Patents...................................................     360
Customer relationships....................................   6,205
Product backlog...........................................     721
Goodwill..................................................  57,093
                                                            ------
                                                            75,823
                                                            ======

3.    SHARES OUTSTANDING

      As of December 31, 2004 and March 31, 2005, the Company's authorized capital consisted of 55,000,000 ordinary shares, nominal value (euro) 0.91 per share, and 55,000,000 preference shares, nominal value (euro) 0.91 per share. At December 31, 2004 and March 31, 2005, 30,794,660 and 32,728,502
      ordinary shares were outstanding, respectively. No preference shares were outstanding at each of December 31, 2004 or March 31, 2005.

4.    INVENTORIES

      Inventories consist of:

                                                            December 31,  March 31,
                                                                2004        2005
( in thousands)                                                 EURO        EURO
----------------------------------------------------------  ------------  ---------
Raw materials.............................................     10,906       22,452
Work in progress..........................................     19,921       27,596
Finished goods............................................      3,291        7,840

                                                               ------       ------
                                                               34,118       57,888
                                                               ======       ======

5.    GOODWILL, PATENTS AND TRADEMARKS

                                                            December 31,  March 31,
                                                                2004         2005
(in thousands)                                                  EURO         EURO
----------------------------------------------------------  ------------  ---------
Non amortizable:
Goodwill..................................................     12,070       69,615

Amortizable:
Patents...................................................     10,534       10,387
Trademarks................................................        361          369
Customer relationships                                              -        6,076
Product backlog                                                     -          252

                                                               ------       ------
                                                               22,965       86,699
                                                               ======       ======

      The above amounts are presented net of accumulated amortization of (euro)
      30.8 million at December 31, 2004 and (euro) 32.3 million at March 31,
      2005.

6.    WARRANTY PROVISION

      A summary of activity in the warranty provision is as follows:

                                                             2004     2005
(in thousands)                                               EURO     EURO
----------------------------------------------------------  ------   ------
Balance at January 1,.....................................   1,753    2,578
Addition due to acquisition of subsidiary.................       -      415
Provision for loss on warranty............................     514      359
Cost for warranty.........................................    (427)    (615)
Foreign currency translation..............................       4       20

                                                             -----    -----
Balance at March 31,......................................   1,844    2,757
                                                             =====    =====

7.    CONVERTIBLE NOTES

      In January 2005, the Company issued (euro) 46 million principal amount of convertible notes due 2012 (the "Notes"). The Notes carry an interest rate of 5.5% per annum, payable semi-annually, with the first payment due on July 28, 2005. The Notes may convert into ordinary shares at an initial conversion price of (euro) 5.1250. The Notes will be repaid at maturity at a price of 100% of their principal amount plus accrued and unpaid interest. If the Notes are not converted, the Company may redeem the outstanding Notes at their principal amount at any time on the date beginning four years from the date of issue, subject to the purchase price of the Company's ordinary shares exceeding 130% of the then effective conversion price.

      The Notes were offered to institutional investors in the Netherlands and internationally to professional investors through an international private placement, in reliance on Regulation S of the U.S. Securities Act of 1933, as amended. Listing of the Notes on the official segment of the Stock Market of Euronext Amsterdam N.V. took place on January 28, 2005.

      The fees incurred for the issuance of the Notes of (euro) 2.3 million are included as debt issuance costs in the Company's consolidated balance sheet as of March 31, 2005 and will be amortized using the interest method as interest cost over the life of the Notes.

8.    EARNINGS (LOSS) PER SHARE

      For the three-month period ended March 31, 2004 and 2005, all options were excluded from the calculation of diluted loss per share, as the effect would be anti-dilutive due to the Company's loss for those periods.

      For the three-month period ended March 31, 2005, the impact of the potential dilution of the 8,975,610 ordinary shares issuable upon the conversion of the Notes were excluded from the calculation of diluted loss per share as the effect would be anti-dilutive due to the Company's loss for the period.

9.    COMPREHENSIVE LOSS

      Other comprehensive loss items include gains and losses that, under US GAAP, are excluded from net income and are reflected as a component of shareholders' equity; such as foreign currency translation adjustments, minimum pension liability adjustments and unrealized gains and losses on marketable securities classified as available-for-sale. The components of comprehensive loss for the three-month period ended March 31, 2004 and 2005 were net loss and foreign currency translation adjustments. Those components were as follows:

                                                            Three months ended March 31,
                                                            ----------------------------
                                                             2004      2005       2005
(in thousands)                                               EURO      EURO       USD
----------------------------------------------------------  -------   -------   --------
Net loss..................................................   (1,378)   (4,532)    (5,878)
  Foreign currency translation adjustment.................      324       624        810

                                                             ------    ------     ------
Comprehensive loss........................................   (1,054)   (3,908)    (5,068)
                                                             ======    ======     ======

10.   EMPLOYEE BENEFIT PLANS

      In 1995, the Company established the BE Semiconductor Industries Incentive Plan 1995 (the "Incentive Plan 1995"). The Company granted 1,101,236 options to purchase ordinary shares ("1995 Plan Shares") under the Incentive Plan 1995. During the years from 1995 to 2001, the Company made awards under the Incentive Plan 1995 to executive officers and senior employees of the Company. Options granted between 1999 and 2001 are fully vested. The Incentive Plan 1995 expired in 2001. Stock options granted under the Incentive Plan 1995 have exercise prices which were equal to the market price of the Company's ordinary shares on the date of grant.

      In 2001, the Company established the BE Semiconductor Industries Incentive Plan 2001 - 2005 (the "Incentive Plan 2001"). The total number of ordinary shares ("2001 Plan Shares") that the Company may issue under the Incentive Plan 2001 may not exceed 1.5% of the total number of ordinary shares outstanding in the applicable fiscal year subject to adjustments for share splits, share dividends, recapitalizations and similar events. 2001 Plan Shares may consist, in whole or in part, of unauthorized and unissued ordinary shares or treasury shares. Until 2004, the Company made awards under the Incentive Plan 2001 to executive officers and employees of the Company. Options granted from 2002 through 2004 are fully vested. Stock options granted under the Incentive Plan 2001 have exercise prices equal to the market price of the Company's ordinary shares on the date of grant.

      In the years 2000 through 2004, the Company granted stock options to all of its employees under the Incentive Plan 1995 and the Incentive Plan 2001. The options are fully vested and have exercise prices equal to the market price of the Company's ordinary shares on the date of grant. These options receive variable accounting treatment. All other options granted by the Company receive fixed accounting treatment.

      The Company accounts for stock-based compensation using the intrinsic value method. Accordingly, no compensation has been recorded for the stock options granted between 2001 and 2004, which receive fixed accounting treatment. For the stock options granted between 2001 and 2004 that receive variable accounting treatment, an amount of (euro) 7, net of tax, was recognized as compensation cost based on the market value of the Company's ordinary shares for the quarter ended March 31, 2005.

      In 2005, the Company established the BE Semiconductor Industries Incentive Plan 2005 - 2009 (the "Incentive Plan 2005"). The total number of ordinary shares ("2005 Plan Shares") that the Company may issue under the Incentive Plan 2005 may not exceed 1.5% of the total number of ordinary shares outstanding in the applicable fiscal year subject to adjustments for share splits, share dividends, recapitalizations and similar events. 2005 Plan Shares may consist, in whole or in part, of unauthorized and unissued ordinary shares or treasury shares. The Company anticipates that it will, on an annual basis, make annual and conditional performance stock awards under the Incentive Plan 2005 to supervisory board members, executive officers and senior employees of the Company.

      For the performance stock awards granted in the first quarter of 2005, an amount of (euro) 2, net of tax, was recognized as compensation cost based on the market value of the Company's ordinary shares on the date of grant.

      The Company accounts for stock-based employee compensation plans under the recognition and measurement principles of Accounting Principles Board Opinion ("APB") No. 25 "Accounting for Stock Issued to Employees", and related interpretations in accounting for its plans. Statements of Financial Accounting Standards ("SFAS") No. 123 "Accounting for Stock-Based Compensation" allows companies to elect to either account for stock options using the fair value based method, or continue to account for stock option plans under APB No. 25, and disclose pro forma disclosure of net income and earnings per share as if SFAS No. 123 were applied. Under APB No. 25, no stock-based employee compensation cost is reflected in net income (loss) for the fixed stock options, as all options granted under the Company's stock option plans had an exercise price equal to the market value of the underlying ordinary shares on the date of grant. The Company has elected to continue to account for its stock options under the provisions of APB No. 25 and disclose the pro forma effect of SFAS No.
      123. The following table illustrates the effect on net loss and loss per share for the three months ended March 31, 2004 and 2005, respectively, as if the Company had applied the fair value recognition provisions of SFAS No. 123 to stock-based employee compensation.

                                                                Three Months Ended March 31,
                                                                ----------------------------
                                                                   2004             2005
(in thousands)                                                     EURO             EURO
--------------------------------------------------------------  ----------      ------------
Net loss as reported..........................................      (1,378)           (4,532)
Deduct: Stock-based employee compensation expense
determined under fair value based method for all awards,
net of related tax effects....................................         (86)             (334)

Add: Stock-based compensation expense included in net loss,
net of related tax effect                                                1                 9
                                                                    ------            ------
Pro forma net loss............................................      (1,463)           (4,857)

BASIC LOSS PER SHARE:
As reported...................................................       (0.04)            (0.14)
Pro forma.....................................................       (0.05)            (0.15)

DILUTED LOSS PER SHARE:
As reported...................................................       (0.04)            (0.14)
Pro forma.....................................................       (0.05)            (0.15)

11.   SEGMENT DATA

      The Company is engaged in one line of business, the design, manufacture, marketing and servicing of assembly equipment for the semiconductor industry.

      In accordance with SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information," the Company's chief operating decision-maker has been identified as the President and Chief Executive Officer, who reviews operating results to make decisions about allocating resources and assessing performance for the entire company. All material operating units qualify for aggregation under SFAS 131 due to their identical customer base and similarities in: economic characteristics; nature of products and services; and procurement, manufacturing and distribution processes. Since the Company operates in one segment and in one group of similar products and services, all financial segment and product line information required by SFAS 131 can be found in the Unaudited Condensed Consolidated Financial Statements.

ITEM 2 - MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The information in this report contains certain forward-looking statements as that term is defined in the Private Litigation Securities Reform Act of 1995. For this purpose, any statements herein that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, any estimates of future business or financial results constituting forward looking statements and any statements including the words "believes", "anticipates", "plans", "expects", "intends" and similar expressions are intended to identify forward-looking statements. These forward-looking statements represent the expectations of management as of March 31, 2005. Actual results could differ materially from those anticipated by the forward-looking statements due to a number of important factors, including the risks and uncertainties faced by us described elsewhere in this report and in other documents we have submitted to the Securities and Exchange Commission. You should consider carefully each of these risks and uncertainties in evaluating our financial condition and results of operations. While we may elect to update these forward-looking statements we specifically disclaim any obligation to do so, even if our expectations change.

OVERVIEW

We design, develop, manufacture, market and service products for the semiconductor industry's back-end assembly operations.

Our net sales and results of operations depend in significant part on the level of capital expenditures by semiconductor manufacturers, which in turn depends on the current and anticipated market demand for semiconductors and for products utilizing semiconductors. Demand for semiconductor devices and expenditures for the equipment required to assemble semiconductors is cyclical, depending in large part on levels of demand worldwide for computing and peripheral equipment, telecommunications devices and automotive and industrial components as well as the production capacity of global semiconductor manufacturers. Historically, as demand for these devices has increased, semiconductor manufacturers have sought to increase their capacity by increasing the number of wafer fabrication facilities and equipment production lines, and installing equipment that incorporates new technology to increase the number of devices and the amount of computing power per device. As demand has increased, semiconductor prices have also typically risen. Conversely, if the additional capacity outstrips the demand for semiconductor devices, manufacturers historically have cancelled or deferred additional equipment purchases until demand again begins to outstrip aggregate capacity. Under such circumstances, semiconductor prices typically fall.

Due to the lead times associated with the production of our semiconductor manufacturing equipment, our sales orders historically have lagged any downturn or recovery in the semiconductor market by approximately nine to twelve months. Our results of operations historically have fluctuated significantly both on an annual and quarterly basis depending on overall levels of semiconductor demand globally and the specific production requirements of our principal customers. During 2001, we saw a significant deterioration in industry conditions. Although we experienced increased order levels in 2002, the slowdown in the semiconductor and semiconductor equipment industry continued throughout 2002 and 2003. In the first half of 2004, industry conditions improved and we saw a significant increase in bookings as compared to the first half of 2003. However, in the third quarter of 2004, we saw a deterioration in industry conditions, resulting in a significant decrease in bookings in the second half of 2004 as compared to the first half of 2004. In the first quarter of 2005, we saw a slight increase in bookings as compared to the fourth quarter of 2004 on a pro forma basis.

Our sales are generated primarily by shipments to the Asian manufacturing operations of leading U.S. and European semiconductor manufacturers and, to a lesser extent, Korean and other Asian manufacturers and subcontractors. Most of our principal competitors on a worldwide basis are Japanese, which historically have dominated the Japanese market, because Japanese semiconductor manufacturers typically purchase equipment from domestic suppliers. To date, our sales to Japanese customers have been limited.

Our sales to specific customers tend to vary significantly from year to year depending on customers' capital expenditure budgets, new product introductions, production capacity and packaging requirements. In addition, we derive a substantial portion of our net sales from products that have an average selling price in excess of (euro) 300,000 and that have significant lead times between the initial order and delivery of the product. The timing and recognition of net sales from customer orders can cause significant fluctuations in operating results from quarter to quarter.

ACQUISITION OF DATACON

On January 4, 2005, we completed the acquisition of all of the outstanding ordinary shares of Datacon for total consideration of (euro) 72.6 million, of which (euro) 65.0 million was paid in cash and the remainder through the issuance of 1,933,842 of the Company's ordinary shares.

Datacon, a private company founded in 1986 and located in Radfeld, Austria, is, according to 2003 data compiled by VLSI, a leading global manufacturer of flip chip bonding, multi-chip die bonding and other related assembly equipment for the semiconductor and telecommunications industries.

ISSUANCE OF (EURO) 46 MILLION 5.5% CONVERTIBLE NOTES

In January 2005, we issued (euro) 46 million principal amount of convertible notes due 2012 (the "Notes"). The Notes bear an interest rate of 5.5% per annum, payable semi-annually, with the first payment due on July 28, 2005. The Notes initially convert into our ordinary shares at a conversion price of (euro)
5.1250. The Notes will be repaid at maturity at a price of 100% of their principal amount. If the Notes are not converted, we may redeem the outstanding Notes at their face value at any time on the date beginning four years from the date of issue, subject to the purchase price of our ordinary shares exceeding 130% of the then effective conversion price.

Listing of the Notes on the official segment of the Stock Market of Euronext Amsterdam N.V. took place on January 28, 2005.

EVALUATION OF CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our discussion and analysis of our financial condition and results of operations are based upon our unaudited condensed consolidated financial statements, which are included elsewhere in this report and which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Areas where significant judgments are made include, but are not limited to, revenue recognition, inventories, long-lived assets and goodwill and intangible assets. Actual results could differ materially from these estimates.

For a more detailed explanation of the judgments made on these areas and a discussion of our accounting policies, please refer to "Evaluation of Critical Accounting Policies" included in Item 5 of our Annual Report on Form 20-F/A for the year ended December 31, 2004. Since December 31, 2004, there have been no significant changes to our critical accounting policies.

RESULTS OF OPERATIONS

THREE MONTHS ENDED MARCH 31, 2005 COMPARED TO THREE MONTHS ENDED MARCH 31, 2004

                                                                       Three Months Ended March 31,
                                                         --------------------------------------------------------
                                                                             Pro Forma
                                                            2004                2004               2005
(amounts in thousands,  except share and per                EURO                EURO               EURO
share data)                                              (unaudited)    %    (unaudited)   %    (unaudited)   %
-------------------------------------------------------- -----------  -----  ----------  -----  ----------  -----
Net sales...............................................      22,142  100.0      35,335  100.0      36,637  100.0
Cost of sales...........................................      15,017   67.8      23,993   67.9      26,371   72.0

                                                          ----------  -----  ----------  -----  ----------  -----
Gross profit ...........................................       7,125   32.2      11,342   32.1      10,266   28.0

Selling, general and administrative expenses............       6,240   28.2      10,037   28.4       9,223   25.2
Research and development expenses.......................       2,911   13.1       3,784   10.7       5,299   14.5
Amortization of intangible assets.......................         616    2.8         757    2.1       1,223    3.3

                                                          ----------  -----  ----------  -----  ----------  -----
Total operating expenses................................       9,767   44.1      14,578   41.2      15,745   43.0

Operating loss..........................................      (2,642) (11.9)     (3,236)  (9.1)     (5,479) (15.0)
Interest income (expense), net..........................         781    3.5         186    0.5        (572)  (1.5)

                                                          ----------  -----  ----------  -----  ----------  -----
Loss before taxes and minority interest.................      (1,861)  (8.4)     (3,050)  (8.6)     (6,051) (16.5)
Income tax benefit......................................        (467)  (2.1)       (864)  (2.4)     (1,513)  (4.1)

                                                          ----------  -----  ----------  -----  ----------  -----
Loss before minority interest...........................      (1,394)  (6.3)     (2,186)  (6.2)     (4,538) (12.4)

Minority interest.......................................          16    0.1          16    0.1           6      -

                                                          ----------  -----  ----------  -----  ----------  -----
Net loss................................................      (1,378)  (6.2)     (2,170)  (6.1)     (4,532) (12.4)
                                                          ==========  =====  ==========  =====  ==========  =====

Loss  per share
-  Basic................................................       (0.04)             (0.07)             (0.14)
-  Diluted..............................................       (0.04)             (0.07)             (0.14)

Number of shares used in calculating loss per share:
-  Basic................................................  30,794,660         32,642,553         32,642,553
-  Diluted..............................................  30,794,660         32,642,553         32,642,553

THREE MONTHS ENDED MARCH 31, 2005 COMPARED TO THREE MONTHS ENDED MARCH 31, 2004.

ACQUISITION OF DATACON

On January 4, 2005, we completed our acquisition of Datacon Technology AG, or Datacon. In connection with the transaction, certain preliminary purchase accounting adjustments were recorded. Such preliminary adjustments included goodwill in an amount of approximately (euro) 57.1 million, which will not be amortized, but will continue to be evaluated in accordance with SFAS 142 "Goodwill and Other Intangible Assets", and approximately (euro) 7.3 million of other intangible assets that will be amortized annually over their respective estimated useful lives. Furthermore, in accordance with purchase accounting rules, we made an upward adjustment of Datacon's inventories by (euro) 3.3 million in the opening balance sheet to its estimated fair value resulting in an increase in our cost of sales by (euro) 2.1 million in the first quarter of 2005. The results of Datacon are included in the Company's financial statements from the date of acquisition.

PRO FORMA INFORMATION

In order to facilitate a meaningful comparison of its 2005 quarterly results, we have prepared comparative quarterly financial information for 2004 on a pro forma basis to incorporate Datacon's results of operations as if the transaction had occurred on January 1, 2004. Pro forma 2004 adjustments include (a) results of operations of Datacon prepared in accordance with US GAAP, (b) the effects of the purchase accounting adjustments relating to the acquisition of Datacon resulting in the amortization of intangibles of (euro) 0.14 million per quarter in 2004 and (c) the elimination of interest income of (euro) 0.34 million per quarter related to the (euro) 68.2 million cash utilized to help fund the Datacon acquisition. The number of shares - basic and diluted - includes 1,933,842 of our ordinary shares issued in the Datacon acquisition.

NET SALES

Our net sales consist of sales of die sorting systems, flip chip bonding systems, multi-chip die bonding systems, molding systems, trim and form integration systems, singulation systems and plating systems.

As a result of the Datacon acquisition, we changed our presentation of net sales to better reflect our business strategy and to better communicate the financial development of our operations. We present our net sales as per end use customer application in the following table, as opposed to a disclosure by individual product line. We will continue to present our net sales as per end use customer application in future quarters. In leadframe applications, the connection of the chip is made by bonding extremely fine gold or aluminium wire to the leadframe, the leads are then de-flashed and tin-plated, the chips are separated into individual devices and the leads are trimmed and formed. In array connect applications, the connection of the chip is made to a multi-layer substrate or by creating direct connections to the multi-layer substrate via a so-called flip chip, connections between the substrate and the chip are attached by ball placement and reflow processes and the devices are cut, or singulated, into individual units. In the conventional leadframe category, we include molding and trim form systems made by Fico, our wholly owned subsidiary, in Holland, Malaysia and China and plating equipment made by Meco, our wholly owned subsidiary, in Holland. In the array connect category, we include flip chip and multi chip die bonding products made by Datacon in Austria and Hungary, die sorting and flip chip die bonding products made in the US by Besi Die Handling and singulation and certain molding products made by Fico in Holland.

Our net sales per end use customer application for the quarters ended March 31, 2004 and 2005, respectively, were as follows:

                                                                                % change
                               Three Months Ended March 31,             2005        2005 compared
                                         Pro Forma                    compared to     to pro forma
(Euro in million)             2004             2004           2005       2004             2004
----------------------  ----  -----   ----  ---------   ----  -----   -----------    --------------
Leadframes............  17.2   77.8%  17.2       48.7%  14.5   39.6%        (15.7%)          (15.7%)
Array Connect.........   4.9   22.2%  18.1       51.3%  22.1   60.4%          351%            22.1%

                        ----  -----   ----      -----   ----  -----        ------            -----
Total net sales         22.1  100.0%  35.3      100.0%  36.6  100.0%         65.6%             3.7%
                        ====  =====   ====      =====   ====  =====        ======            =====

On an actual basis, our net sales increased by 65.6% from (euro) 22.1 million in the first quarter of 2004 to (euro) 36.6 million in the first quarter of 2005. The increase in net sales in the first quarter of 2005 as compared to the first quarter of 2004 was due to the acquisition of Datacon as of January 4, 2005. Our net sales in the first quarter of 2005 increased by 3.7% from pro forma net sales of (euro) 35.3 million in the first quarter of 2004, primarily as a result of increased array connect sales, principally molding and die sorting systems, partially offset by a decline in leadframe sales, principally molding systems.

BACKLOG

On an actual basis, backlog increased by 71.4% from (euro) 31.8 million at December 31, 2004 to (euro) 54.5 million at March 31, 2005. On a pro forma basis, backlog at March 31, 2005 increased by 7.1% as compared to pro forma backlog of (euro) 50.9 million as of December 31, 2004, including (euro) 19.1 million of backlog that was acquired as part of the purchase of Datacon.

On an actual basis, new orders for the first quarter of 2005 amounted to (euro)
40.3 million as compared to (euro) 30.1 million in the first quarter of 2004. Pro forma orders for the first quarter and fourth quarter of 2004 amounted to
(euro) 49.2 and (euro) 32.5 million, respectively. The book-to-bill ratio was
1.10 for the first quarter of 2005 as compared to a book-to-bill ratio of 1.36 for the first quarter of 2004 and 0.57 for the fourth quarter of 2004. The pro forma book to bill ratio for the first and fourth quarters of 2004 were 1.39 and 0.65, respectively.

We include in backlog only those orders for which we have received a completed purchase order. Such orders are subject to cancellation by the customer with payment of a negotiated charge. Because of the possibility of customer changes in delivery schedules, cancellation of orders and potential delays in product shipments, our backlog as of any particular date may not be representative of actual sales for any succeeding period.

GROSS PROFIT

Cost of sales includes materials, purchased components and subassemblies from subcontractors, direct labor and manufacturing overhead. It also includes costs relating to the pre-production and customization of new equipment once a product has advanced beyond the prototype stage. Changes in cost of sales typically lag changes in net sales due to our manufacturing lead times.

On an actual basis, gross profit increased by 45.1% from (euro) 7.1 million in the first quarter of 2004 to (euro) 10.3 million in the first quarter of 2005 and on a pro forma basis decreased by 8.8% when compared to pro forma gross profit of (euro) 11.3 million in the first quarter of 2004. Cost of sales for the first quarter of 2005 included a (euro) 2.1 million purchase accounting adjustment relating to an upward fair value inventory adjustment in the opening balance sheet of Datacon. As a percentage of net sales, gross profit decreased from 32.2% in the first quarter of 2004 to 28.0% in the first quarter of 2005, mainly due to the fair value inventory adjustment discussed above. Pro forma gross profit as a percentage of net sales was 32.1% in the first quarter of 2004.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Selling, general and administrative expenses consists of expenses related to sales of products and services, administrative and other corporate level expenses not related to the production of products and all expenses associated with ongoing customer support.

On an actual basis, selling, general and administrative expenses increased by 48.4% from (euro) 6.2 million in the first quarter of 2004 to (euro) 9.2 million in the first quarter of 2005, mainly due to the Datacon acquisition. On a pro forma basis, selling, general and administrative expenses for the first quarter of 2005 decreased by 8% when compared to pro forma selling, general and administrative expenses for the first quarter of 2004 of (euro) 10.0 million. The decrease was mainly the result of restructuring efforts undertaken in the fourth quarter of 2004. On an actual basis, as a percentage of net sales, selling, general and administrative expenses decreased from 28.2% in the first quarter of 2004 to 25.2% in the first quarter of 2005. As a percentage of net sales, pro forma selling, general and administrative expenses were 28.4% in the first quarter of 2004.

RESEARCH AND DEVELOPMENT EXPENSES

Research and development spending relating to die handling and packaging equipment varies from year to year depending on our new product development cycle. As research and development expenses do not include pre-production and customization costs, which are included as cost of sales, our research and development expenses decrease as products move from prototype development to production and final customer acceptance.

Research and development expenses relating to plating equipment include costs related solely to new product development efforts and exclude new product pre-production and customization expenses and design and engineering expenses incurred in sustaining and enhancing existing product lines which we included in costs of sales.

On an actual basis, research and development expenses increased by 82.8% from
(euro) 2.9 million in the first quarter of 2004 to (euro) 5.3 million in the first quarter of 2005, mainly due to the Datacon acquisition. On a pro forma basis, research and development expenses for the first quarter of 2005 increased by 39.5% as compared to pro forma research and development expenses for the first quarter of 2004 of (euro) 3.8 million, mainly due to increased research and development expenses associated with the Datacon. On an actual basis, as a percentage of net sales, research and development expenses were 13.1% and 14.5% in the first quarters of 2004 and 2005, respectively. On a pro forma basis, as a percentage of net sales, research and development expenses were 10.7% in the first quarter of 2004.

RESTRUCTURING CHARGES

On December 14, 2004, as part of a plan to address the current downturn in the semiconductor industry, we announced a restructuring of our operations focused principally on a workforce reduction of 81 employees at our Dutch packaging and tooling manufacturing operations in Duiven and Brunssum, the Netherlands, or approximately 10% of total fixed headcount worldwide. In addition, we announced that we would phase out approximately 50 temporary workers at the Duiven facility. A component of the restructuring was the closing of our tooling facility in Brunssum, the Netherlands in the first half of 2005. The workforce reductions occurred during the first quarter of 2005.

We recorded a restructuring charge of (euro) 5.6 million in the fourth quarter ending December 31, 2004 to cover the estimated costs of this workforce reduction.

Changes in the restructuring provision were as follows:

(Euro in thousands)                                                       2004    2005
-----------------------------------------------------------------------  -----   ------
Balance at January 1,..................................................    521    5,820
Additions..............................................................  5,616        -
Cash payment...........................................................   (317)  (2,948)

                                                                         -----   ------
Balance at December 31, 2004 and March 31, 2005, respectively..........  5,820    2,872
                                                                         =====   ======

The charges associated with the reduction in workforce included severance and other benefit payments for approximately 81 employees in the Netherlands. Total remaining cash outlays for restructuring activities in 2004 are expected to be
(euro) 2.6 million, and will mainly be paid in the second quarter of 2005. The balance of (euro) 0.3 million relates to prior restructuring activities and mainly consists of pension premiums to be paid for terminated employees.

OPERATING LOSS

On an actual basis, our operating loss increased from (euro) 2.6 million in the first quarter of 2004 to an operating loss of (euro) 5.5 million in the first quarter of 2005. The operating loss for the first quarter of 2005 included the purchase accounting adjustment relating to the Datacon acquisition of (euro) 2.8 million. Our pro forma operating loss for the first quarter of 2004 was (euro)
3.2 million. The increase in our operating loss in the first quarter of 2005 as compared to the pro forma first quarter of 2004 was due to purchase accounting adjustments of (euro) 2.8 million, offset by increased net sales and gross margins as well as decreased operating expenses.

INTEREST INCOME (EXPENSE), NET

Interest income, net amounted to (euro) 0.8 million in the first quarter of 2004 as compared to interest expense, net of (euro) 0.6 million in the first quarter of 2005. Pro forma interest income, net amounted to (euro) 0.2 million in the first quarter of 2004. Increased interest expense in the first quarter of 2005 as compared to the pro forma interest income in the first quarter of 2004 was due to (euro) 0.4 million of interest expense in connection with the issuance of the Notes, higher levels of debt outstanding, as well as lower average cash balances outstanding during the period.

INCOME TAX BENEFIT

On an actual basis, income tax benefit was (euro) 0.5 million in the first quarter of 2004 as compared to (euro) 1.5 million in the first quarter of 2005. Pro forma income tax benefit in the first quarter of 2004 was (euro) 0.9 million. On an actual basis, the effective tax rate decreased from 25.1% in the first quarter of 2004 to 25.0% in the first quarter of 2005. The pro forma effective tax rate in the first quarter of 2004 was 28.3%. The effective tax rate for the first quarter of 2005 represents management's best estimate of the effective tax rate for the fiscal year ending December 31, 2005.

MINORITY INTEREST

Minority interest relates to our investment in Tooling Leshan Company Ltd. in Leshan, China.

NET LOSS

On an actual basis, our net loss increased by (euro) 3.1 million from a net loss of (euro) 1.4 million in the first quarter of 2004 to (euro) 4.5 million in the first quarter of 2005. Our pro forma net loss for the first quarter of 2004 was
(euro) 2.2 million. The net loss for the first quarter of 2005 included after tax purchase accounting adjustments relating to the Datacon acquisition of
(euro) 2.1 million. Net loss for the first quarter of 2005 increased by (euro)
2.3 million as compared to a pro forma net loss of (euro) 2.2 million for the first quarter of 2004, mainly due to the purchase accounting adjustments of
(euro) 2.1 million and higher interest expense, offset by lower operating expenses.

LIQUIDITY AND CAPITAL RESOURCES

We had (euro) 106.6 million and (euro) 73.0 million in cash and cash equivalents at December 31, 2004 and March 31, 2005, respectively.

We finance our Meco and Datacon subsidiaries and, to an extent, our Fico subsidiary, on a stand-alone basis. Meco utilizes funds generated from its results of operations and available bank lines of credit to finance its working capital and capital expenditure requirements. Meco and Fico maintain lines of credit with various local commercial banks. The credit lines of Meco and Fico are currently unsecured, except for pledges on the accounts of Fico and Meco with the banks that provide the facilities. The principal restrictive covenant in each line is related to solvency ratios, which generally are based on a ratio of each subsidiary's equity to its assets. We finance our Datacon subsidiary using funds generated from its results of operations and available lines of credit. Datacon utilizes long-term loans, short-term bank lines of credit and government granted loans for export and research and development activities. Some of the loans are secured by a pledge of real property located in Radfeld, Austria. Currently, Laurier and, to an extent, Fico are financed through intercompany loans. Fico Tooling Leshan Company Ltd. in China, 87% of which is owned by us, is partly financed by long-term loans issued by a local bank.

The working capital requirements of our subsidiaries are affected by the receipt of periodic payments on orders from their customers. Although our subsidiaries generally receive partial payments prior to final installation, initial payments generally do not cover a significant portion of the costs incurred in the manufacturing of such systems.

Net cash used in operating activities was (euro) 7.6 million and (euro) 6.9 million in the first quarter of 2004 and 2005, respectively. The primary use of cash in operations in the first quarter of 2005 was a net loss of (euro) 4.5 million that included non-cash charges of (euro) 2.1 million primarily for depreciation and amortization and working capital requirements of (euro) 4.5 million, including payment of restructuring costs of (euro) 2.9 million.

The cash decrease of (euro) 33.6 million between December 31, 2004 and March 31, 2005 was primarily due to the use of (euro) 68.2 million of cash in the Datacon acquisition, partially offset by net cash proceeds of (euro) 43.7 million received from the issuance of the Notes during the first quarter of 2005 and the inclusion of (euro) 6.4 million held by Datacon on the date of acquisition and, to a lesser extent, the cash deficit generated by operations of (euro) 6.9 million, debt repayment of (euro) 4.4 million and capital expenditures of (euro)
3.6 million during the period.

At March 31, 2005 our cash and cash equivalents totaled (euro) 73.0 million and our total debt and capital lease obligations totaled (euro) 88.1 million. At March 31, 2005, shareholders' equity stood at (euro) 180.7 million.

Our capital expenditures were (euro) 0.8 million and (euro) 3.6 million in the first quarter of 2004 and 2005, respectively. Capital expenditures in 2005 were principally related to the purchase of land at our Radfeld facility of (euro)
2.1 million.

In January 2005, we issued the Notes which resulted in net proceeds to us of approximately (euro)46 million.

At March 31, 2005, we and our subsidiaries had available lines of credit amounting to an aggregate of (euro) 42.4 million, under which (euro) 27.6 million borrowings were outstanding. Furthermore, amounts available to be drawn under the lines were reduced by (euro) 2.1 million in outstanding bank guarantees. At March 31, 2005, (euro) 0.5 million of the lines of credit were reserved for foreign exchange contracts. Interest is charged at the bank's base lending rates plus an increment of 1.5% for Fico and Meco. Interest rates on the loans used to acquire Datacon vary between 1.5% and 4.125% depending on type of credit facility and currency. The credit facility agreements include covenants requiring us to maintain certain financial ratios. The relevant companies were in compliance with, or had received waivers for, all loan covenants at March 31, 2005.

We believe that our cash position, internally generated funds and available lines of credit will be adequate to meet our levels of capital spending, research and development and working capital requirements for at least the next twelve months.

MATERIAL DIFFERENCES BETWEEN U.S. GAAP AND IFRS

Beginning in 2005, the European Commission requires companies that are quoted on a European stock market to publish their financial statements in accordance with IFRS. While we intend to continue publishing U.S. GAAP financial statements, we also will publish our consolidated financial statements in accordance with IFRS from January 1, 2005 onwards. Our consolidated financial statements have been prepared in accordance with US GAAP, which differ in certain significant respects from IFRS. We have not prepared financial statements in accordance with IFRS and, accordingly cannot offer any assurances that the differences would, in fact, be the accounting principles creating the greatest differences between our financial statements prepared under U.S. GAAP and under IFRS.

For a more detailed explanation of our accounting policies, please refer to "Evaluation of Critical Accounting Policies" included in Item 5 of our Annual Report on Form 20-F/A for the year ended December 31, 2004. Since December 31, 2004, there have been no significant changes to our critical accounting policies.

RISK FACTORS

The following important factors, among others, could cause our actual results to differ materially from those contained in forward-looking statements made in this report or presented elsewhere by management from time to time.

OUR NET SALES AND RESULTS OF OPERATIONS DEPEND IN SIGNIFICANT PART ON ANTICIPATED DEMAND FOR SEMICONDUCTORS, WHICH IS HIGHLY CYCLICAL, AND THE SEMICONDUCTOR MARKET HAS RECENTLY EXPERIENCED A SIGNIFICANT AND SUSTAINED DOWNTURN

Capital expenditures of our customers for semiconductor manufacturing equipment depend on the current and anticipated market demand for semiconductors and products using semiconductors. The semiconductor industry is highly cyclical and has suffered significant economic downturns at various times. These downturns have involved periods of production overcapacity, oversupply, reduced prices and lower net sales, and have regularly been associated with dramatically reduced levels in capital expenditures for semiconductor facilities and equipment. Due to the lead times associated with the production of semiconductor equipment, a rise or fall in the level of sales of semiconductor equipment typically lags any downturn or recovery in the semiconductor market by approximately nine to twelve months. For example, according to trade association data, worldwide sales of all semiconductor products grew by more than 40% in 1995, while worldwide semiconductor sales in 2002 decreased by more than 30% as compared to 2000. This cyclicality has had and is expected to continue to have a direct effect on our net sales, results of operations and backlog. Downturns in the industry can be severe and protracted and could again adversely affect our net sales, results of operations and backlog.

OUR QUARTERLY NET SALES AND OPERATING RESULTS FLUCTUATE SIGNIFICANTLY

Our quarterly net sales and operating results have varied in the past and may continue to fluctuate in the future. We believe that period-to-period comparisons of our operating results are not necessarily indicative of future operating results. Factors that have caused our operating results to fluctuate in the past and which are likely to affect us in the future include the following:

-     the volatility of the semiconductor industry;

- the length of sales cycles and lead-times associated with our product offerings;

-     the timing, size and nature of our transactions;

- the market acceptance of new products or product enhancements by us or our competitors;

- the timing of new personnel hires and the rate at which new personnel become productive;

-     the changes in pricing policies by our competitors;

-     the changes in our operating expenses;

- our ability to adjust production capacity on a timely basis to meet customer demand; and

-     the fluctuations in foreign currency exchange rates.

Because of these factors, investors should not rely on quarter-to-quarter comparisons of our results of operations as an indication of future performance. In future periods, our results of operations could differ from estimates of public market analysts and investors. Such discrepancy could cause the market price of our securities to fall.

OUR BACKLOG AT ANY PARTICULAR DATE MAY NOT BE INDICATIVE OF OUR FUTURE OPERATING RESULTS

Our backlog amounted to (euro) 54.5 million at March 31, 2005. In market downturns, semiconductor manufacturers historically have cancelled or deferred additional equipment purchases. For example, backlog decreased significantly in the fourth quarter of 2004 due to production and capital expenditure cutbacks initiated by our customers during this period. The backlog in the first quarter of 2005 increased by 7.1% compared to pro forma backlog as of December 31, 2004. The orders in our backlog are subject to cancellation by the customer at any time upon payment of a negotiated charge. Because of the possibility of changes in delivery schedules, cancellations of orders and potential delays in product shipments, our backlog at any particular date may not be representative of actual sales for any succeeding period.

Our current and future dependence on a small number of customers increases the revenue impact of each customer's delay or deferral activity. Our expense level in future periods will be based, in large part, on our expectations regarding future revenue sources and, as a result, our operating results for any given period in which material orders fail to occur, are delayed or deferred could vary significantly.

BECAUSE OF THE LENGTHY AND UNPREDICTABLE SALES CYCLE ASSOCIATED WITH OUR TRANSACTIONS, WE MAY NOT SUCCEED IN CLOSING TRANSACTIONS ON A TIMELY BASIS, IF AT ALL, WHICH WOULD ADVERSELY AFFECT OUR NET SALES AND OPERATING RESULTS

Transactions for our products often involve large expenditures as the average selling price for a substantial portion of the equipment we offer exceeds (euro) 300,000. The sales cycles for these transactions are often lengthy and unpredictable. Factors affecting the sales cycle include:

-     customers' capital spending plans and budgetary constraints;

-     the timing of customers' budget cycles; and

-     customers' internal approval processes.

These lengthy sales cycles may cause our net sales and results of operations to vary from period to period and it may be difficult to predict the timing and amount of any variations.

We may not succeed in closing such large transactions on a timely basis or at all, which could cause significant variability in our net sales and results of operations for any particular period.

THE ACQUISITION OF DATACON MAY ADVERSELY AFFECT OUR RESULTS OF OPERATIONS

We completed the acquisition of Datacon on January 4, 2005. The acquisition of Datacon is material to us based on Datacon's reported net sales of (euro) 58.3 million for the fiscal year ended March 31, 2004 and (euro) 39.1 million for the six months ended September 30, 2004, as opposed to our net sales of (euro) 85.5 million for the year ended December 31, 2003 and (euro) 126.3 million for the year ended December 31, 2004. The success of this acquisition will depend, in part, on our ability to retain key personnel, and integrate the business of Datacon with our business. In addition, the integration efforts relating to the acquisition of Datacon may divert management attention from day-to-day activities, disrupt our ongoing operations, increase our expenses and adversely impact our results of operations, which could adversely affect the market price of our ordinary shares.

A LIMITED NUMBER OF CUSTOMERS HAVE ACCOUNTED FOR A SIGNIFICANT PERCENTAGE OF OUR NET SALES, AND OUR FUTURE NET SALES COULD DECLINE IF WE CANNOT KEEP OR REPLACE THESE CUSTOMER RELATIONSHIPS

Historically, a limited number of our customers have accounted for a significant percentage of our net sales. In 2004, our three largest customers accounted for approximately 37% of our net sales, with the largest customer accounting for approximately 17% of our net sales. We anticipate that our results of operations in any given period will continue to depend to a significant extent upon revenues from a small number of customers. In addition, we anticipate that the identity of such customers will continue to vary over time, so that the achievement of our long-term goals will require the maintenance of relationships with our existing clients and obtaining additional customers on an ongoing basis. Our failure to enter into, and realize revenue from, a sufficient number of contracts during a particular period could have a significant adverse effect on our net sales.

WE MAY FAIL TO COMPETE EFFECTIVELY IN OUR MARKET

We face substantial competition from established companies, based primarily in Japan, various other Pacific Rim countries and the United States, many of which have greater financial, engineering, manufacturing and marketing resources than we do. We believe that once a semiconductor manufacturer has decided to buy semiconductor assembly equipment from a particular vendor, the manufacturer often continues to use that vendor's equipment in the future. Accordingly, it is often difficult to achieve significant sales to a particular customer once another vendor's products have been installed. Furthermore, some companies have historically developed, manufactured and installed back-end assembly equipment internally, and it may be difficult for us to sell our products to these companies. Most of our principal competitors on a worldwide basis are Japanese, which historically have dominated the Japanese market because Japanese semiconductor manufacturers typically purchase equipment from domestic suppliers. To date, our sales to Japanese customers have been limited. We believe that the limited growth of the Japanese semiconductor industry in recent years has caused our Japanese competitors to intensify their efforts to export their products to other areas of the world, particularly Asia. As a result, competition in these markets has become increasingly intense. We believe that Japanese suppliers will be our most significant competitors for the foreseeable future due to their strength in the supply equipment for high-volume, low cost production and their high levels of excess capacity relative to other suppliers.

We believe that a decrease in the value of the Japanese yen or the U.S. dollar and dollar-linked currencies in relation to the euro could lead to intensified price-based competition in our markets resulting in lower prices and margins and could have a negative impact on our business and results of operations.

We believe that our ability to compete successfully in our markets depends on a number of factors both within and outside our control, including:

-     price, product quality and system performance;

-     ease of use and reliability of our products;

-     manufacturing lead times, including the lead times of our subcontractors;

-     cost of ownership;

-     success in developing or otherwise introducing new products; and

-     market and economic conditions.

WE MUST INTRODUCE NEW PRODUCTS IN A TIMELY FASHION AND WE ARE DEPENDENT UPON THE MARKET ACCEPTANCE OF THESE PRODUCTS

Our industry is subject to rapid technological change and new product introductions and enhancements. The success of our business strategy and results of operations are largely based upon accurate anticipation of customer and market requirements. Our ability to implement our overall strategy and remain competitive will depend in part upon our ability to develop new and enhanced products and to introduce them at competitive price levels. We must also accurately forecast commercial and technical trends in the semiconductor industry so that our products provide the functions required by our customers and are configured to be used in our customers' facilities. We may not be able to respond effectively to technological changes or to specific product announcements by competitors. As a result, the introduction of new products embodying new technologies or the emergence of new industry standards could render our existing products uncompetitive from a pricing standpoint, obsolete or unmarketable.

Although we expect to continue to introduce new products in each of our product lines, we cannot assure you that we will be successful in developing new products in a timely manner or that any new products that we introduce will achieve market acceptance.

WE ARE LARGELY DEPENDENT UPON OUR INTERNATIONAL OPERATIONS

We have manufacturing and/or sales and service facilities and personnel in, amongst others, the Netherlands, Malaysia, Korea, Hong Kong, Singapore, Japan, China, Philippines and the United States and our products are marketed, sold and serviced worldwide. Our operations are subject to risks inherent in international business activities, including, in particular:

-     general economic conditions in each country;

- the overlap of different tax structures and management of an organization spread over various countries;

- currency fluctuations, which could result in increased operating expenses and reduced revenues;

- greater difficulty in accounts receivable collection and longer collection periods;

- unexpected changes in regulatory requirements, compliance with a variety of foreign laws and regulations; and

- import and export licensing requirements, trade restrictions and changes in tariff and freight rates.

In addition, each region in the global semiconductor equipment market exhibits unique characteristics that can cause capital equipment investment patterns to vary significantly from period to period.

WE ARE DEPENDENT ON NET SALES FROM CUSTOMERS IN VARIOUS PACIFIC RIM COUNTRIES WHO HAVE EXPERIENCED ECONOMIC DIFFICULTIES IN THE PAST

Our net sales are dependent upon customers in various Pacific Rim countries. Many Pacific Rim countries have experienced banking and currency difficulties that have led to economic recessions at times in the recent past. Specifically, the decline in value of the Korean and Southeast Asian currencies, together with difficulties in obtaining credit, has resulted in a decline in the purchasing power of our Korean and Southeast Asian customers and has resulted in the cancellation or delay of orders for our products from Korean and Southeast Asian customers. In addition, if Japan's economy were to weaken again, investments by Japanese customers may be negatively affected with potential negative implications for the economies of other Pacific Rim countries.

OUR RESULTS OF OPERATIONS HAVE IN THE PAST AND COULD IN THE FUTURE BE AFFECTED BY CURRENCY EXCHANGE RATE FLUCTUATIONS

For the year ended December 31, 2004, the percentage of our consolidated net sales that is denominated in euro was approximately 54% whereas the percentage of our consolidated net sales represented by U.S. dollars or dollar-linked currencies was approximately 46%. Approximately 83% of our costs and expenses were denominated in euro for such period. For the three month period ended March 31, 2005, the percentage of our consolidated net sales that is denominated in euro was approximately 57% whereas the percentage of our consolidated net sales represented by U.S. dollars or dollar-linked currencies was approximately 43%. Approximately 81% of our costs and expenses were denominated in euro for such period. As a result, our results of operations could be affected by fluctuations in the value of the euro against the U.S. dollar. In recent periods, the value of the U.S. dollar has declined significantly in comparison with the euro. We seek to manage our exposure to such fluctuations by hedging firmly committed sales contracts denominated in U.S. dollars. While management will continue to monitor our exposure to currency fluctuations and, as appropriate, use financial hedging instruments to minimize the effect of these fluctuations, we cannot assure you that exchange rate fluctuations will not have an adverse effect on our results of operations or financial condition.

IF WE FAIL TO CONTINUE TO ATTRACT AND RETAIN QUALIFIED PERSONNEL, OUR BUSINESS MAY BE HARMED

Our future operating results depend in significant part upon the continued contribution of our senior executive officers and key employees, including a number of specialists with advanced university qualifications in engineering, electronics and computing. In addition, our business and future operating results depend in part upon our ability to attract and retain other qualified management, technical, sales and support personnel for operations. We believe that our ability to increase the manufacturing capacity of our subsidiaries has from time to time been constrained by the limited number of such skilled personnel. Competition for such personnel is intense, and we may not be able to continue to attract and retain such personnel. The loss of any key executive or employee or the inability to attract and retain skilled executives and employees as needed could adversely affect our business, financial condition and results of operations.

WE MAY NOT BE ABLE TO PROTECT OUR INTELLECTUAL PROPERTY RIGHTS, WHICH COULD MAKE US LESS COMPETITIVE AND CAUSE US TOO LOSE MARKET SHARE

Although we seek to protect our intellectual property rights through patents, trademarks, copyrights, trade secrets and other measures, we cannot assure you that we will be able to protect our technology adequately, that our competitors will not be able to develop similar technology independently, that any of our pending patent applications will be issued, or that intellectual property laws will protect our intellectual property rights. In addition, we operate internationally, and intellectual property protection varies among the jurisdictions in which we conduct business. Litigation may be necessary in order to enforce our patents, copyrights or other intellectual property rights, to protect our trade secrets, to determine the validity and scope of the proprietary rights of others or to defend against claims of infringement. Litigation could result in substantial costs and diversion of resources and could have a material adverse effect on our business and operating results. In addition, third parties may seek to challenge, invalidate or circumvent any patent issued to us, the rights granted under any patent issued to us may not provide competitive advantages and third parties may assert that our products infringe patent, copyright or trade secrets of such parties. Furthermore, third parties may independently develop similar products or duplicate our products. If any party is able to successfully claim that our creation or use of proprietary technology infringes upon their intellectual property rights, we may be forced to pay damages. In addition to any damages we may have to pay, a court could require us to stop the infringing activity or obtain a license on unfavorable terms.

WE ARE SUBJECT TO ENVIRONMENTAL RULES AND REGULATIONS IN A VARIETY OF JURISDICTIONS

We are subject to a variety of governmental regulations relating to the use, storage, discharge and disposal of chemical by-products of, and water used in, our manufacturing processes. Environmental claims or the failure to comply with any present or future regulations could result in the assessment of damages or imposition of fines against us, suspension of production or a cessation of operations. New regulations could require us to acquire costly equipment or to incur other significant expenses. Any failure by us to control the use or adequately restrict the discharge of hazardous substances could subject us to future liabilities.

REPORTING IN ACCORDANCE WITH IFRS MAY DIFFER FROM REPORTING IN ACCORDANCE WITH U.S. GAAP

Beginning in 2005, the European Commission requires companies that are quoted on a European stock market, such as Euronext Amsterdam on which the Company is listed, to publish their financial statements in accordance with IFRS. While we intend to continue publishing financial statements prepared in accordance with U.S. GAAP, we will also publish our consolidated financial statements in accordance with IFRS beginning January 1, 2005. Our financial condition and results of operations reported in accordance with IFRS may differ from our financial condition and results of operations reported in accordance with U.S. GAAP, which could adversely affect the market price of our ordinary shares.

WE MAY ACQUIRE OR MAKE INVESTMENTS IN COMPANIES OR TECHNOLOGIES ANY OF WHICH COULD DISRUPT OUR ONGOING BUSINESS, DISTRACT OUR MANAGEMENT AND EMPLOYEES, INCREASE OUR EXPENSES AND ADVERSELY AFFECT OUR RESULTS OF OPERATIONS

As part of our future growth strategy, we may from time-to-time acquire or make investments in companies and technologies. We could face difficulties in integrating personnel and operations from the acquired businesses and in retaining and motivating key personnel from these businesses. In addition, these acquisitions may disrupt our ongoing operations, divert management from day-to-day activities, increase our expenses and adversely affect our results of operations. Any future acquisitions could involve other risks, including the assumption of additional liabilities, dilutive issuances of equity securities and incurrence of debt. In addition, these types of transactions often result in charges to earnings for items, such as amortization of intangible assets or in-process research and development expenses.

WE ARE SUBJECT TO PROVISIONS OF DUTCH LAW, WHICH MAY RESTRICT THE ABILITY OF OUR SHAREHOLDERS TO MAKE SOME DECISIONS

We are subject to provisions of Dutch law applicable to large companies that, together with some provisions of our Articles of Association, have the effect of concentrating control over significant corporate decisions and transactions in the hands of the Supervisory Board. Under such regime, the Supervisory Board has the power to appoint and dismiss the members of the Board of Management. The members of the Supervisory Board are appointed by the General Meeting of Shareholders, but the Supervisory Board may provide binding nominations for the majority of the members to be appointed. Consequently, this regime may have the effect of delaying or preventing a takeover attempt, including a takeover attempt that might result in a premium over the market price for our ordinary shares.

ANTI-TAKEOVER PROVISIONS COULD DELAY OR PREVENT A CHANGE OF CONTROL, INCLUDING A TAKEOVER ATTEMPT THAT MIGHT RESULT IN A PREMIUM OVER THE MARKET PRICE FOR OUR ORDINARY SHARES

Our Articles of Association provide for the possible issuance of preference shares. Such shares may be issued pursuant to a resolution of the General Meeting of Shareholders. The General Meeting of Shareholders granted, and the Supervisory Board has approved, the Board of Management's right to issue preference shares. In April 2000, we established the Foundation, whose board consists of five members, four of whom are independent of Besi. We have granted the Foundation a call option pursuant to which the Foundation may purchase up to 55,000,000 of the preference shares. If the Foundation were to exercise the call option, it may result in delaying or preventing a takeover attempt, including a takeover attempt that might result in a premium over the market price for our ordinary shares.

WE MAY IN THE FUTURE BE CONSIDERED A PASSIVE FOREIGN INVESTMENT COMPANY

The U.S. Internal Revenue Code of 1986, as amended, contains special rules relating to passive foreign investment companies, or PFICs. A U.S. holder who owns stock in a PFIC generally is subject to adverse tax consequences under these rules. These rules do not apply to non-U.S. holders. A company is treated as a PFIC if at least 75% of its gross income for a taxable year consists of "passive income," defined generally as income from passive investments, as opposed to operating income. A company is also treated as a PFIC if the average percentage of the value of its assets that produces or is held for the production of passive income, including cash balances, is at least 50%. There can be no assurance that we will in future years have sufficient revenues from product sales or sufficient non-passive assets to avoid becoming a PFIC.

If we were classified as a PFIC, unless a U.S. holder made a timely specific election, a special tax regime would apply to any "excess distribution," which would be the U.S. holder's share of distributions in any year that are greater than 125% of the average annual distributions received by the U.S. holder in the three preceding years or the U.S. holder's holding period, if shorter, and any gain realized on the sale or other disposition of the ordinary shares. Under this regime, any excess distribution and realized gain would be treated as ordinary income and would be subject to tax as if the excess distribution or gain had been realized ratably over the U.S. holder's holding period for the ordinary shares. A U.S. holder will generally be required to pay taxes on the amount allocated to a year at the highest marginal tax rate and pay interest on the prior year's taxes. A U.S. holder may be able to ameliorate the tax consequences somewhat by making a mark-to-market election, or QEF election, that is, an election to have us treated as a qualified electing fund for U.S. federal income tax purposes. You should consult your tax advisor regarding the tax consequences of our classification as a PFIC.

PRICE VOLATILITY OF THE ORDINARY SHARES

The current market price of our ordinary shares may not be indicative of prices that will prevail in the trading market in the future. In particular, since our initial public offering in December 1995, the market price of our ordinary shares has experienced significant appreciation and, more recently, significant depreciation, as have price levels for equity securities generally and price levels for equity securities of companies associated with the semiconductor industry and other high-technology fields. In addition, since our initial public offering, the market price of the ordinary shares has experienced significant fluctuation, including fluctuation that is unrelated to our performance. We expect that this fluctuation will continue in the future.

PART II. OTHER INFORMATION

ITEM 1 - LEGAL PROCEEDINGS

         None

ITEM 2 - SALES OF UNREGISTERED SECURITIES AND USE OF PROCEEDS

         None

ITEM 3 - DEFAULTS ON SENIOR SECURITIES

         None

ITEM 4 - SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

         On March 24, 2005, we held our Annual General Meeting of
         Shareholders. At the meeting, where 4,800,687 ordinary shares were represented, the following matters were presented to and voted upon by our shareholders.

         1) The annual accounts for the year ended December 31, 2004 were adopted by a unanimous vote of all shares casting votes at the meeting.

         2) The conduct of, and actions taken by the members of the Management Board during the year ended December 31, 2004, were approved and ratified by a unanimous vote of all shares casting votes at the meeting.

         3) The conduct of, and actions taken by the Supervisory Board members with respect to their supervision of the activities of the management board were approved and ratified by a unanimous vote of all shares casting votes at the meeting.

         4) A proposal to abolish the structure regime and amend the Articles of Association was approved and ratified by a unanimous vote of all shares casting votes at the meeting.

         5) A proposal to amend the articles of association, whereby the authorized capital would be increased, the structure regime abolished and dematerialisation of shares affected, was approved by a unanimous vote of all shares casting votes at the meeting.

         6) The terms of our Supervisory Board members Mr D. Sinninghe Damste and Mr E.B. Polak expired at the annual meeting of 2005, as a result of which two vacancies arose. A proposal to re-appoint Mr D. Sinninghe Damste and Mr E.B. Polak for three and four years, respectively, was approved by a unanimous vote of all shares casting votes at the meeting.

         7) A proposal that the remuneration of the supervisory directors, currently amounting to 1) basic remuneration for the chairman of the Board of Supervisory Directors and the chairman of the Audit Committee: (euro) 20,000 per year and for the other supervisory directors (euro) 15,000 per year; and 2) for each meeting attended: (euro) 1,000, whereby each of the supervisory directors may choose between the remuneration being paid in cash or for a maximum of 50% in share options be changed as follows: 1) basic remuneration for the chairman of the Board of Supervisory Directors and the chairman of the Audit Committee: (euro) 20,000 per year and for the other Supervisory Directors (euro) 15,000 per year; 2) for each meeting attended: (euro) 1,000 and 3) grant of 4,000 ordinary shares per annum without financial consideration, with the option for payment in cash or for 50% maximum in the form of options will be deleted, was approved. The votes were cast as follows: 3,496,684 ordinary shares voted for the proposal and 1,304,003 ordinary shares voted against the proposal.

         8) A proposal to reserve as many ordinary shares as is necessary to be able to comply with the terms and conditions of the convertible notes issued in January 2005, while such notes remain outstanding, and in relation thereto to exclude the pre-emptive rights of shareholders, was approved by a unanimous vote of all shares casting votes at the meeting.

         9) A proposal to authorize the Board of Management for a period of two years, running from May 14, 2005 until May 14, 2007, to pass a resolution, subject to approval from the Board of Supervisory Directors: (i) on the issue of ordinary shares and on the granting of options of ordinary shares for a maximum of 20% of the number of ordinary shares comprised in the authorised capital according to the Articles of Association of the Company as they read at the time of the issue or grant, as well as (ii) on the exclusion or restriction of the right of pre-emption of ordinary shares also in accordance with the maximum as described above, was approved. The votes were cast as follows: 3,846,524 ordinary shares voted for the proposal and 954,163 ordinary shares voted against the proposal.

         10) A proposal to extend the period during which power was conferred on the Board of Management to pass a resolution, subject to approval from the Board of Supervisory Directors, on the issuance of preference shares and on the granting of rights to subscribe for preference shares in the authorized capital according to the Articles of Association of the Company as they read at the time of the relevant issuance or granting of rights, by one year was approved. The votes were cast as follows: 4,799,524 ordinary shares voted for the proposal and 1,163 ordinary shares voted against the proposal. As the powers referred to above have been granted by the General Meeting until May 14, 2006, these powers shall continue to be vested in the Board until May 14, 2007

         11) A proposal authorizing the Board of Management, for a limited period of time, to repurchase on our behalf, within the limits set by our Articles of Association, our own shares up to the maximum number allowed at that moment in time pursuant to
               Section 98 paragraph 2 Book 2 of the Civil Code was approved by a unanimous vote of all shares casting votes at the meeting.

         12) A proposal to pass a resolution on the re-appointment of KPMG Accountants N.V. as the Company's auditor was approved. The votes were cast as follows: 3,496,687 ordinary shares voted for the proposal and 1,304,000 ordinary shares voted against the proposal.

         13) A proposal to amend in the Besi Corporate Governance Code the following paragraph II.2.3 as follows: "Shares deliverable upon the release of the performance stock award units granted to Management Board members without financial consideration will be delivered for 1/3 after one year, for 1/3 after two years and for 1/3 after three years. Immediate sale of delivered shares is allowed for the sole purpose of facilitating payment of income tax payable in connection with the granting of options and delivery of shares. Any remaining shares shall be retained for a period of at least three years after the date of delivery" was approved by a unanimous vote of all shares casting votes at the meeting.

         14) The proposal to adopt the remuneration policy for Board of Management and approval of performance stock awards was approved. The votes were cast as follows: 4,800,684 ordinary shares voted for the proposal and 3 ordinary shares withheld from voting.

ITEM 5 - OTHER INFORMATION

         None